

02007641

3/11/02

3/6/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-51671

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cohen & Steers Capital Advisors, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
757 Third Avenue
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jay J. Chen **212-832-3232**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, Bradley G. Razook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cohen & Steers Capital Advisors, L.L.C., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

MARCELLA VINEIS
Notary Public, State of New York
No. 31-01V5073040
Qualified in New York County
Commission Expires February 10, 2003

Signature

Managing Director, President
Title

2/27/02
Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
(c) Statement of Operations.
(d) Statement of Cash Flows.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
(g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
(q) Supplemental Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENTS OF FINANCIAL CONDITION

Cohen & Steers Capital Advisors, L.L.C.
(A Wholly-Owned Subsidiary of Cohen & Steers Capital Management, Inc.)

December 31, 2001 and 2000
with Report of Independent Auditors

Cohen & Steers Capital Advisors, L.L.C.

(A Wholly-Owned Subsidiary of
Cohen & Steers Capital Management, Inc.)

Statements of Financial Condition

December 31, 2001 and 2000

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors and Member of
Cohen & Steers Capital Advisors, L.L.C.

We have audited the accompanying statements of financial condition of Cohen & Steers Capital Advisors, L.L.C. (the "Company") as of December 31, 2001 and 2000. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Cohen & Steers Capital Advisors, L.L.C. as of December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 20, 2002

Cohen & Steers Capital Advisors, L.L.C.

(A Wholly-Owned Subsidiary of
Cohen & Steers Capital Management, Inc.)

Statements of Financial Condition

	December 31	
	2001	**2000**
Assets		
Cash and cash equivalents	**$ 1,187,410**	$ 3,620,971
Accounts receivable	**165,873**	199,005
Income tax receivable—parent	**211,029**	–
Other assets	**49,960**	33,058
Property and equipment, net	**57,893**	67,163
Total assets	**$ 1,672,165**	$ 3,920,197
Liabilities and member's equity		
Accrued expenses payable	**$ 148,239**	$ 74,922
Accrued bonuses payable	**–**	94,035
Due to parent	**10,165**	186,897
Income taxes payable—parent	**–**	201,000
Deferred income taxes payable—state and local	**7,500**	7,500
	165,904	564,354
Subordinated notes payable—principals	**500,000**	500,000
Member's equity	**1,006,261**	2,855,843
Total liabilities and member's equity	**$ 1,672,165**	$ 3,920,197

See accompanying notes.

1. Organization and Summary of Significant Accounting Policies

Organization

Cohen & Steers Capital Advisors, L.L.C. (the "Company") is a Delaware limited liability company which commenced operations on March 4, 1999 and is a wholly-owned subsidiary of Cohen & Steers Capital Management, Inc. (the "Parent"). As an LLC, a member's liability is limited as follows: The member shall not be responsible or liable for any indebtedness or obligation of the Company, except as (i) expressly provided separately in any writing by the Member and (ii) to those responsibilities, liabilities, indebtedness or obligations expressly provided for in the Limited Liability Company Agreement and the Delaware Limited Liability Company Act. The Company is a broker-dealer and a registered investment adviser under the Investment Advisers Act of 1940 and is a member of the National Association of Securities Dealers, Inc. The Company provides advisory services in connection with mergers and acquisitions, leveraged buyouts and recapitalizations, and the placement of securities as agent.

Use of Estimates

The preparation of the statements of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statements of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments, which are readily convertible into cash and have original maturities of three months or less. Cash equivalents are carried at amortized cost, which approximates fair value.

Property and Equipment

Property and equipment are carried at cost and depreciated over the estimated useful life of each individual asset on the straight-line basis. The estimated useful lives for furniture and fixtures, office equipment and computer software are seven years, five years and three years, respectively.

2. Concentration of Credit Risk

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company deposits its cash and cash equivalents in major financial institutions. At December 31, 2001, the Company's cash and cash equivalent deposits in excess of insured coverage was approximately $1,100,000. Credit risk with respect to accounts receivable is limited due to the Company's large customer base with a wide geographic dispersion.

3. Property and Equipment

Property and equipment consist of the following:

	December 31	
	2001	**2000**
Office equipment	**$ 69,771**	$57,505
Computer software	**28,605**	28,605
Furniture and fixtures	**1,066**	–
	99,442	86,110
Less accumulated depreciation and amortization	**41,549**	18,947
Property and equipment, net	**$ 57,893**	$67,163

4. Subordinated Notes Payable

The subordinated notes payable, owed to the principals of the Company, bear interest at 8%, and are payable in full on March 31, 2003. The notes have been subordinated to all present and future creditors of the Company, and the lenders have waived their right to accelerate the maturity of the payment obligations. The notes were paid in full subsequent to year end.

5. Provision for Income Taxes

The Company is included in the consolidated income tax returns filed by the Parent. The Company and the Parent, with the consent of the Parent's stockholders, have elected to be taxed under applicable provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company and the Parent do not pay Federal corporate income taxes on their taxable income. Instead, the stockholders of the Parent are liable individually for such taxes. The Company's state and local income taxes are calculated as if the Company filed on a separate return basis, using the Parent's effective tax rates. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. The provision for state and local taxes provided is based on income for financial accounting purposes.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Deferred tax liabilities are comprised of the following component:

	December 31	
	2001	**2000**
Deferred tax liability cash/accrual difference	**$7,500**	$7,500

6. Commitments and Contingencies

The Company rents office space from the Parent for shared space. The Parent is obligated under a non-cancelable lease for all office space. The lease provides for rent escalations based upon increases in real estate taxes and certain other costs incurred by the lessor. The lease has an expiration date of December 31, 2007. In accordance with the terms of an agreement, the Company pays rent and rent escalations to its Parent based on a percentage of used space to total space available. In addition, in accordance with the terms of the agreement, the Company is obligated to pay the Parent for its allocable share of tenant improvement costs, leasing fees and fixed asset costs. Tenant improvement and leasing fee costs are charged to the Company as rent, over the remaining life of the Parent's office lease. Fixed asset costs are also charged to the Company as rent, over the estimated useful life of each individual asset.

Approximate minimum rental commitments for the next five years and in the aggregate are as follows:

Year ending December 31:	
2002	$ 402,000
2003	421,000
2004	410,000
2005	405,000
2006	390,000
Thereafter	376,000
	$ 2,404,000

7. Phantom Equity Bonus Plan

During 2001 and 2000, the Company sponsored a Phantom Equity Bonus Plan (the "PEB Plan") to attract and retain key employees. In accordance with the terms of the PEB Plan, the principals, as defined therein, are entitled to receive 50% of the excess, if any, of net income before compensation payable under the PEB Plan and income taxes, subject to certain restrictions on the distribution of such compensation. The Company may defer payment of any award under the PEB Plan for any fiscal year if the payment of such award would cause the Company either (i) not to qualify to meet its net capital requirements pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, as amended, or (ii) to have a cash and cash equivalent balance of less than $1,000,000.

8. Net Capital Requirements

As a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"), the Company is subject to the net capital requirements of the NASD and the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital under the aggregate indebtedness method, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3 percent of aggregate indebtedness, as defined. At December 31, 2001 and 2000, the Company had net capital of $987,617 and $2,959,687 in excess of the required minimums of $11,060 and $37,625, respectively.

9. Subsequent Event

On February 13, 2002, the Company paid in full the amount of $500,000 related to its subordinated debt. This prepayment was approved by the NASD.